Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Rainier Pacific Financial Group, Inc.

We consent to the incorporation by reference in Registration Statement No. 333-117568 on Form S-8 of Rainier Pacific Financial Group, Inc. and Subsidiary (Rainier Pacific Financial Group, Inc.) of our report dated March 12, 2009, with respect to the consolidated statement of financial position of Rainier Pacific Financial Group, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders= equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and in our same report, with respect to the effectiveness of internal control over financial reporting, which report is included in this annual report on Form 10-K of Rainier Pacific Financial Group, Inc. for the year ended December 31, 2008.

/s/Moss Adams LLP

Everett, Washington
March 12, 2009